UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

65440K106
(CUSIP Number)

November 30, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   / Rule 13d-1(b) /X/ Rule 13d-1(c)

/   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106

1. Name of Reporting Person:

Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 18,983,100 (see Item 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 18,983,100 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

18,983,100

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 12.08% *

12. Type of Reporting Person: PN
--------------

*           This percentage is based on 157,200,981 shares which includes 151,892,181 Common Shares issued and outstanding as included on the issuers 09/30/2007 10Q filed on 11/9/2007 in addition to 5,308,800 shares that are convertible due to the exercise of options that we control.

CUSIP No. 65440K106

1. Name of Reporting Person:

Partners Group Alternative Strategies PCC Limited Gold Iota Cell

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/ 3. SEC Use Only

4. Citizenship or Place of Organization: Guernsey

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 925,700 (see Item 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 925,700 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

925,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 0.59% *

12. Type of Reporting Person: PN

--------------

*          This percentage is based on 157,200,981 shares which includes 151,892,181 Common Shares issued and outstanding as included on the issuers 09/30/2007 10Q filed on 11/9/2007 in addition to 5,308,800 shares that are convertible due to the exercise of options that we control.

CUSIP No. 65440K106

1. Name of Reporting Person:

Passport Management, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 19,908,800 (see Item 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 19,908,800 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

19,908,800

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 12.66% *

12. Type of Reporting Person: OO

--------------

*          This percentage is based on 157,200,981 shares which includes 151,892,181 Common Shares issued and outstanding as included on the issuers 09/30/2007 10Q filed on 11/9/2007 in addition to 5,308,800 shares that are convertible due to the exercise of options that we control.

CUSIP No. 65440K106

1. Name of Reporting Person:

Passport Capital, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 19,908,800 (see Item 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 19,908,800 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

19,908,800

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 12.66% *

12. Type of Reporting Person: OO
--------------

*          This percentage is based on 157,200,981 shares which includes 151,892,181 Common Shares issued and outstanding as included on the issuers 09/30/2007 10Q filed on 11/9/2007 in addition to 5,308,800 shares that are convertible due to the exercise of options that we control.

CUSIP No. 65440K106

1. Name of Reporting Person:

John Burbank

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: United States

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 19,908,800 (see Item 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 19,908,800 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

19,908,800

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 12.66% *

12. Type of Reporting Person: IN
--------------

*     This percentage is based on 157,200,981 shares which includes 151,892,181 Common Shares issued and outstanding as included on the issuers 09/30/2007 10Q filed on 11/9/2007 in addition to 5,308,800 shares that are convertible due to the exercise of options that we control.

Item 1(a).	Name of Issuer:

Friedman, Billings, Ramsey Group Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 Nineteenth Street North
Arlington, VA 22209

Item 2(a).	Name of Persons Filing:

Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy (“Fund I”);
Partners Group Alternative Strategies PCC Limited Gold Iota Cell (“Fund II”);
Passport Management, LLC (“Passport Management”);
Passport Capital, LLC (“Passport Capital”); and
John Burbank (“Burbank,” together with Fund I, Fund II, Passport Management and Passport Capital, the “Reporting Persons”).

Burbank is the sole managing member of Passport Capital; Passport Capital is the sole managing member of Passport Management. Passport Management is the investment manager to Fund I and Trading Advisor to Fund II. As a result, each of Passport Management, Passport Capital and Burbank may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Fund I and Fund II. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Fund I and Fund II) is the beneficial owner of the securities covered by this statement.

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

PASSPORT MANAGEMENT, LLC
30 HOTALING PLACE, STE. 300
SAN FRANCISCO, CA 94111

Item 2(c).	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares of the Company (the “Common Shares”)

Item 2(e).	CUSIP Number:

65440K106

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares for which each Reporting Person has sole or shared voting on disposition:

See Items 5-8 of each Reporting Persons’ respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007

PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF OF PORTFOLIO A – GLOBAL STRATEGY

By:   /s/ JOHN BURBANK
         John Burbank
         Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED GOLD IOTA CELL

By:   PASSPORT MANAGEMENT, LLC
         as Trading Advisor

By:   PASSPORT CAPITAL, LLC,
         as Managing Member

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

PASSPORT MANAGEMENT, LLC

By:   PASSPORT CAPITAL, LLC,
         as Managing Member

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

PASSPORT CAPITAL, LLC

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

/s/ JOHN BURBANK
John Burbank

     Exhibit 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 12, 2007.

PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF OF PORTFOLIO A – GLOBAL STRATEGY

By:   /s/ JOHN BURBANK
         John Burbank
         Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED GOLD IOTA CELL

By:   PASSPORT MANAGEMENT, LLC
         as Trading Advisor

By:   PASSPORT CAPITAL, LLC,
         as Managing Member

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

PASSPORT MANAGEMENT, LLC

By:   PASSPORT CAPITAL, LLC,
         as Managing Member

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

PASSPORT CAPITAL, LLC

By:   /s/ JOHN BURBANK
         John Burbank,
         Managing Member

/s/ JOHN BURBANK
John Burbank